11018446

MAR 0 1 2011
WASH. D.C.
211
SECTION

)MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66680

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

U.S. Select Securities LLC

OFFICIAL USE ONLY
133082 FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1455 First Street, Suite 303
(No. and Street)

Napa	**CA**	**94559**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill Raymond **(707) 253-9989**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP
(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

SD 3/25

OATH OR AFFIRMATION

I, **Jill Raymond**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **U.S. Select Securities LLC**, as of **December 31, 2010**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

Subscribed and sworn
to before me this
____ day of ________ 2011

attached
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation–customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Napa

Subscribed and sworn to (or affirmed) before me on this 28th (Date) day of February (Month), 2011 (Year), by

(1) Jill Raymond (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______ (Signature of Notary Public)

LEE RICHARD GIBSON
COMM. #1763333
NOTARY PUBLIC - CALIFORNIA
NAPA COUNTY
My Comm. Expires Aug. 24, 2011
TGJ1 TGJ1

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 12-31-2011 Number of Pages: 1

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

U.S. SELECT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm

To the Member
U.S. Select Securities LLC

We have audited the accompanying statement of financial condition of U.S. Select Securities LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of U.S. Select Securities LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
February 25, 2011

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

U.S. SELECT SECURITIES LLC
Statement of Financial Condition
December 31, 2010

Assets

Cash	$ 135,164
Dealer-Manager fees receivable	38,436
Prepaid expenses	24,026
Total assets	$ 197,626

Liabilities and Member's Equity

Liabilities	
Commissions payable	$ 72,225
Accounts payable and accrued liabilities	65,426
Total liabilities	137,651
Member's equity	59,975
Total liabilities and member's equity	$ 197,626

See Accompanying Notes to Statement of Financial Condition

U.S. SELECT SECURITIES LLC
Notes to Statement of Financial Condition
December 31, 2010

1. Business and Summary of Significant Accounting Policies

Business

U.S. Select Securities LLC (the "Company") is a Virginia limited liability company formed on August 11, 2004. The Company is a wholly owned subsidiary of U.S. Advisor LLC ("Parent"). The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily functions as a Dealer-Manager of syndicate offerings of real estate entities sponsored by the Parent and its affiliates.

Cash

Cash consists of cash on deposit with a commercial bank. The balance may exceed federally insured limits. The Company has not experienced any losses thereon, and believes it is not exposed to any significant credit risk on cash balances.

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the Parent for inclusion in the Parent's income tax returns. LLC fees levied at the state level are immaterial and are not separately stated in the statement of operations. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2006.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As a result of a routine financial and operational examination of the Company in September 2010, FINRA determined that in June 2010 the Company had violated its minimum net capital requirement. At June 30, 2010, the Company had net capital of $(7,211), which was below its required minimum net capital of $8,443. Upon discovery, the Parent immediately made capital contributions to ensure that the Company was subsequently in compliance with the net capital requirements.

At December 31, 2010, the Company had net capital of $24,418, which was $15,241 in excess of its required net capital of $9,177. The Company's aggregate indebtedness to net capital ratio was 5.64 to 1.

4. Contingencies

In the ordinary course of business, the Company is a party to legal action by a customer. The Company has obtained legal counsel and believes that the complaint is without merit and intends to contest the case vigorously. Outside counsel has advised the Company that the likelihood of an unfavorable outcome is remote.

As a result of an inquiry of the Company, FINRA staff issued a notice indicating that they had made a preliminary determination to recommend disciplinary action be brought against the Company and certain registered representatives for violations of certain FINRA rules. Management of the Company, after consultation with outside legal counsel, responded to FINRA, disagreeing with the preliminary findings, and denying that there is any basis to impose disciplinary action against the Company. Management is vigorously defending its position and believes that the resolution of these matters will not result in any material adverse effect on the Company's financial position. Outside counsel has advised the Company that, at this stage of the proceedings, they cannot offer an opinion as to the outcome of this regulatory action.

5. Related Party Transactions

During 2010, the Company provided Dealer-Manager services to various entities affiliated with the Parent. For the year ended December 31, 2010, one publicly registered, non-exchange traded offering with a term expiring in March 2011, accounted for more than 96% of the Company's total revenue. The Company's affiliate is in the process of extending the term of the offering to September 2011 or the effective date of a follow-on offering, whichever comes first. The Company has executed a Dealer-Manager fee agreement for the follow-on offering.

The Company has entered into an expense-sharing agreement with the Parent whereby the Company reimburses the Parent and its affiliates for a pro-rata share of certain expenses allocable to its operations.

An employee of the Parent acts as the registered representative of the Company.

6. Subsequent Events

Management evaluated subsequent events through February 25, 2011, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.